INSIDER TRADING POLICY

The following Insider Trading Policy ("Policy") has been approved by the Board of Directors (the "Board") of STELLAR BIOTECHNOLOGIES, INC. (the "Company").

1.

PURPOSE OF THE POLICY

Canadian securities laws prohibit "insider trading" and impose restrictions on the trading of shares or other securities issued by the Company while in possession of undisclosed "Material Information" relating to the Company. Material Information is any "Material Fact" and/or "Material Change" in respect of the Company. A "Material Change" in relation to the Company means a change in the business, operations or capital of the Company that would reasonably be expected to have a significant effect on the market price of the Company's shares or a decision to implement such a change having been made by the Board or by senior management who believe that confirmation of such by the Board is probable. A "Material Fact" in relation to the Company means a fact that would reasonably be expected to have a significant effect on the market price of the Company's shares.

The purpose of the rules set out in this Policy is to ensure that persons having knowledge of Material Information not generally disclosed to the public do not take advantage of such information through trading in securities issued by the Company (the "Securities") or in securities of other corporations whose price would be affected by such undisclosed Material Information. This Policy is also intended to ensure that the Company's directors, officers and employees act, and are perceived to act, in accordance with applicable laws and the highest standards of ethical and professional behaviour.

This Policy is not intended to provide an in-depth legal analysis of insider trading rules but rather to serve as a guideline for the purpose of limiting the possibility of illegal or inappropriate use of undisclosed Material Information regarding the Company. The onus of complying with this Policy and the relevant insider trading and other securities legislation lies with each individual director, officer and employee of the Company and its subsidiaries, each of whom is expected to be familiar with this Policy and applicable securities legislation and to comply fully with them. An employee who violates this Policy may face disciplinary action up to and including termination of his or her employment. A breach of this Policy may also violate certain securities laws.

2.

APPLICATION OF THE POLICY

This Policy applies to directors, officers and employees of the Company and of its affiliates (including subsidiaries) or associates of such persons, and to any other person who may be in possession of, or have access to confidential, Material Information regarding the Company. For the purposes of this Policy, the term "employee" includes all permanent, contract, secondment and temporary agency employees who are on long-term assignments with the Company as well as to consultants to the Company.

An associate of a person includes any company of which such person beneficially owns greater than 10% of the issued voting shares, any partner of the person and any relative of the person who resides in the same home as that person.

3.

TRADING PROCEDURES FOR DIRECTORS, OFFICERS AND

EMPLOYEES

In order to prevent insider trading violations, the following procedures must be followed by all directors, officers and employees of the Company or any of its affiliates (including subsidiaries) or associates:

(a)

General Prohibition Against Using Undisclosed Material Information: All directors, officers and employees of the Company who have knowledge of undisclosed Material Information relating to the Company or its business are expressly prohibited from buying or selling, exercising options to buy or sell or tipping someone else to buy or sell (or not to buy or sell), securities of the Company unless and until such information has been publicly disclosed and disseminated. If this undisclosed Material Information relates to any other company with which the Company is negotiating or doing business, you may not trade in the securities of such company on the basis of such information, nor may you communicate such information to others.

(b)

Family Members: This prohibition applies to family members and others living in your household who gain access to or become aware of undisclosed Material Information relating to the Company. You are also responsible for their compliance.

(c)

Timing of Transactions: As a general rule, if you know of undisclosed Material Information relating to the Company or its business, you should not engage in any transactions relating to securities of the Company (including the exercise of stock options) until at least the commencement of the second trading day after the Material Information is publicly disclosed by news release.

(d)

Blackout Periods: Directors, officers and employees of the Company who have access to undisclosed Material Information relating to the Company or its business in the normal performance of their duties are subject to "blackout periods" during which they will be prohibited from trading in securities of the Company. A blackout period will normally be instituted by the Chief Executive Officer, Chief Financial Officer, or other designated Company spokesperson through a communication, in most instances by email, to those affected. Once notified of the existence of a Blackout Period, except as noted above, you and your family members may not trade in the Company's securities until you have been notified that the Blackout Period has been terminated. All directors, officers and employees who are made aware of a "blackout period" are prohibited from communicating (tipping) internally or externally to anyone else that the Company is subject to a "blackout period". Exceptions to the prohibition against trading during "blackout periods" may only be made with the prior approval of the Chief Executive Officer after consultation with legal counsel.

(e)

Trading In General: No director, officer or employee of the Company shall trade in securities of the Company without first checking with the CEO or CFO to see if a blackout period is in effect.

4.

MAINTAINING CONFIDENTIALITY

Any director, officer or employee privy to confidential Material Information is prohibited from communicating such information to anyone else, unless it is necessary to do so in the course of business. Efforts will be made to limit access to such confidential information to only those who need to know the information and such persons will be advised that the information is to be kept confidential.

Communication by e-mail leaves a physical track of its passage that may be subject to later decryption attempts. All confidential material Information being transmitted over the Internet must be secured by the strongest encryption and validation methods reasonably available. When possible, efforts should be made to avoid using e-mail to transmit confidential Material Information.

Outside parties privy to undisclosed Material Information concerning the Company will be told that they must not divulge such information to anyone else, other than in the necessary course of business and that they may not trade in the Company's securities until the information is publicly disclosed. Such outside parties will confirm their commitment to non-disclosure in the form of a written confidentiality agreement.

In order to prevent the misuse or inadvertent disclosure of confidential Material Information, the procedures set forth below should be observed at all times:

1.

Documents and files containing confidential Material Information should be kept in a safe place to which access is restricted to individuals who "need to know" that information in the necessary course of business and code names should be used if necessary.

2.

Confidential matters should not be disclosed in places where the discussion may be overheard, such as elevators, hallways, restaurants, airplanes or taxis.

3.

Confidential matters should not be disclosed on wireless telephones or other wireless devices.

4.

Confidential documents should not be read or displayed in public places and should not be discarded in a manner that others can retrieve them.

5.

Directors, officers and employees must ensure they maintain the confidentiality of information in their possession outside of the office as well as inside the office.

6.

Transmission of documents by electronic means, such as by fax or directly from one computer to another, should be made only where it is reasonable to believe that the transmission can be made and received under secure conditions.

7.

Unnecessary copying of confidential documents should be avoided and documents containing confidential material Information should be promptly removed from conference rooms and work areas after meetings have concluded. Extra copies of confidential documents should be shredded or otherwise destroyed.

8.

Access to confidential electronic data should be restricted through the use of passwords.

5.

QUESTIONS

Any questions regarding this Policy should be directed to the Chief Financial Officer.

Approved and adopted by the Board effective January 18, 2012.

SCHEDULE “A”

INSIDER TRADING POLICY

ACKNOWLEDGEMENT

The undersigned acknowledges having read the Insider Trading Policy of STELLAR BIOTECHNOLOGIES, INC. dated January 18, 2012 and agrees to comply with such Policy in all respects. The undersigned further acknowledges that all members of the undersigned's family, all other persons who live with the undersigned and all holding companies and other related entities of the undersigned and all persons or companies acting on behalf of or at the request of any of the foregoing are also expected to comply with such Policy.

The undersigned acknowledges that any violation of such Policy may constitute grounds for immediate suspension or dismissal.

DATED this

day of

, 2012.

______________________________________________

Signature

______________________________________________

Name (Please Print)